U.S. SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           FORM 12b-25


                   NOTIFICATION OF LATE FILING

                         SEC File Number:    333-22443
                    CUSIP Number: Common     452333 10 7
                                 Warrant     452333 11 5
                                 Units  45233 20 6


     [X]  Form 10-QSB

          For Period Ended: November 30, 1997

          Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

Part I - Registrant Information

     Full Name of Registrant: Illuminated Media Inc.
     Former Name if Applicable:

     Address of Principal Executive Office:

               Rand Tower, Suite 1530
               527 Marquette Avenue
               Minneapolis, MN 55402

Part II - Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
     (check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

     [X] (b) The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date.


Part III - Narrative

     State below in reasonable detail the reasons why the Form 10-QSB could not be filed within the prescribed time period.

     The Registrant caused its 1933 Act Registration Statement on Form SB-2 to become effective on July 24, 1997, and as such became subject to Section 15(d) under the Exchange Act. Unfortunately, the Registrant's initial public offering was not successful in that the minimum amount was not raised, and the offering was terminated on December 21, 1997. The Registrant is now in the process, as its Undertaking requires, to de-register all such securities under the 1933 Act.

     The Registrant is under considerable pressure to find an alternate source of financing, which is not assured at this point, and, in addition, it is moving its corporate offices, causing major disruption for its small staff.

     None of the Registrant's securities are publicly traded at this point in time.

     The extra time and effort needed by the Registrant's staff to prepare the Registrant's third quarter financial statements and the related Form 10-QSB in a timely manner could not be eliminated without unreasonable effort or expense.

Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

          Thomas J. dePetra                     (612) 338-3554
               (Name)                           (Telephone No.)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Regisrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                          [x] Yes
                                          [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                           [ ] Yes
                                           [x] No

          If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.


                            SIGNATURES


Illuminated Media Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                   ILLUMINATED MEDIA INC.



Date: January 15, 1998               By /s/ THOMAS J. DEPETRA
                                        Thomas J. dePetra

                                   Its Chief Operating Officer



INSTRUCTION:   The Form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature.



                            ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations
     (See 18 U.S.C. 1001).